UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: December 2021

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Executive Directors LTIP awards, dated 17 December 2021

17 December 2021

Micro Focus International plc
("Micro Focus" or the "Company")

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them in accordance with the Market Abuse Regulations.

The Company announces that on 17 December 2021, annual long-term incentive plan awards were granted to the Executive Directors under the Micro Focus International plc Incentive Plan 2005 (LTIP) as follows:

●      An LTIP award in respect of FY22 to Stephen Murdoch, Chief Executive Officer;

●      An LTIP award in respect of FY22 to Matthew Ashley, Chief Financial Officer;

●      An LTIP award in respect of FY21 to Matthew Ashley, Chief Financial Officer. This joining award was part of Mr Ashley's recruitment terms and was detailed in the announcement about his appointment on 1 June 2021. This award could not be granted sooner due to dealing restrictions.

These awards are subject to performance conditions measured over a three-year period (FY22, FY23 and FY24), which will be disclosed in the FY21 Annual Report, and were granted in accordance with the approved Directors' Remuneration Policy.

The notification below, made in accordance with the requirements of Article 19 of the EU Market Abuse Regulations, as it forms part of domestic law by virtue of The European Union (Withdrawal) Act 2018, gives further details.

1	Details of the person discharging managerial responsibilities
a)	Name	Stephen Murdoch
2	Reason for the notification
a)	Position/status	Chief Executive Officer (PDMR)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Micro Focus International plc
b)	LEI	213800F8E4X648142844
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 10 pence each ("Ordinary Shares") GB00BJ1F4N75
b)	Nature of the transaction
FY22 LTIP award of a nil-cost option over Ordinary Shares under the Micro Focus International plc Incentive Plan 2005. There is no price payable on the grant, vesting or exercise of the nil-cost option. Vesting is subject to the achievement of performance conditions measured over a three-year period. Subject to the rules of the plan, the nil-cost option will be exercisable from vesting until the tenth anniversary of grant.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	506,103
d)	Aggregated information - Aggregated volume - Price	506,103 Nil
e)	Date of the transaction	17 December 2021
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities
a)	Name	Matthew Ashley
2	Reason for the notification
a)	Position/status	Chief Financial Officer (PDMR)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Micro Focus International plc
b)	LEI	213800F8E4X648142844
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 10 pence each ("Ordinary Shares") GB00BJ1F4N75
b)	Nature of the transaction
FY21 and FY22 LTIP awards of nil-cost options over Ordinary Shares under the Micro Focus International plc Incentive Plan 2005. There is no price payable on the grant, vesting or exercise of the nil-cost option. Vesting is subject to the achievement of performance conditions measured over a three-year period. Subject to the rules of the plan, the nil-cost options will be exercisable from vesting until the tenth anniversary of grant.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	625,186
d)	Aggregated information - Aggregated volume - Price	625,186 Nil
e)	Date of the transaction	17 December 2021
f)	Place of the transaction	Outside a trading venue

Enquiries:
Micro Focus                                                       Tel: +44 (0)1635 32646
Stephen Murdoch, CEO                                     Investors@microfocus.com
Matthew Ashley, CFO
Ben Donnelly, Investor relations

Brunswick                                                           Tel: +44 (0) 20 7404 5959
Sarah West                                                           MicroFocus@brunswickgroup.com
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 17 December 2021

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer